August 21, 2018

Sean Sullivan
Executive Vice President and Chief Financial Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

       Re: AMC Networks Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 2, 2018
           File No. 001-35106

Dear Mr. Sullivan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Content licensing revenue, page 7

1. Please provide us your analysis regarding identifying performance obligations in your content licensing arrangements. Tell us if these arrangements contain content libraries and, if so, how you have considered whether existing content and new content represent separate performance obligations. In addition, please clarify how you have considered judgments in determining both amounts allocated to and the timing of satisfaction of the related performance obligations. Refer to ASC 606-10-50-12 and ASC 606-10-50-17.
 Sean Sullivan
AMC Networks Inc.
August 21, 2018
Page 2
Subscription fee revenue, page 7

2. Please help us better understand the nature of services transferred to your customers within your affiliation agreements. Tell us if you have combined any services for the purposes of determining your performance obligations. Specifically address whether these arrangements contain a video-on-demand library. Please also describe the judgement used in determining both the timing of satisfaction and amounts allocated to each performance obligation. Refer to 606-10-50-12 and 606-10-50-17.
3. Please tell us your basis for recognizing revenue related to your fixed fee affiliation agreements based on the invoiced amount or on a straight-line basis. In this regard, tell us if you believe these arrangements contain a functional license of intellectual property.
Note 2. Revenue Recognition
Advertising, page 8

4. We note certain advertising contracts have guarantees of audience member views. We also note your disclosure at the bottom of page 8 that a portion of the related revenue is deferred if the guaranteed ratings are not met. Please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC 606-
         10-32-5 and 606-10-50-20.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Carlos
Pacho, Senior Assistant Chief Accountant at 202-551-3835 with any questions.



FirstName LastNameSean Sullivan                                Sincerely,
Comapany NameAMC Networks Inc.
                                                               Division of
Corporation Finance
August 21, 2018 Page 2                                         Office of
Telecommunications
FirstName LastName